Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF APRIL 27, 2017

DATE, TIME AND PLACE: On April 27, 2017 at 03:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIRMAN: Pedro Moreira Salles.

QUORUM: The totality of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Taking into consideration the resolutions of Stockholders in the Annual and Extraordinary General Stockholders’ Meeting held on April 19, 2017 and after discussing the topics below, the Directors resolved:

BOARD OF DIRECTORS

1) To appoint: Co-Chairmen PEDRO MOREIRA SALLES and ROBERTO EGYDIO SETUBAL

BOARD OF OFFICERS

2) To establish at 22 the number of seats on the Board of Officers for an annual term of office with duration until the investiture of those elected at the Meeting of the Board of Directors immediately subsequent to the Annual General Stockholders’ Meeting of 2018, composed of a Chief Executive Officer, 2 General Directors, 3 Vice Presidents, 4 Executive Officers and 12 Officers.

3) To reelect CANDIDO BOTELHO BRACHER, EDUARDO MAZZILLI DE VASSIMON, MÁRCIO DE ANDRADE SCHETTINI, ANDRÉ SAPOZNIK, CAIO IBRAHIM DAVID, CLAUDIA POLITANSKI, ALEXSANDRO BROEDEL LOPES, FERNANDO BARÇANTE TOSTES MALTA, LEILA CRISTIANE BARBOZA BRAGA DE MELO, PAULO SERGIO MIRON, ADRIANO CABRAL VOLPINI, ÁLVARO FELIPE RIZZI RODRIGUES, ATILIO LUIZ MAGILA ALBIERO JUNIOR, EDUARDO HIROYUKI MIYAKI, EMERSON MACEDO BORTOLOTO, GILBERTO FRUSSA, JOSÉ VIRGILIO VITA NETO, MARCELO KOPEL, MATIAS GRANATA, RODRIGO LUÍS ROSA COUTO and SERGIO MYCHKIS GOLDSTEIN, and elect TATIANA GRECCO, all qualified below, for the next annual term of office, thus comprising the:

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BOARD OF OFFICERS

Chief Executive Officer

CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 10.266.958-2, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 039.690.188-38, domiciled in São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

General Directors

EDUARDO MAZZILLI DE VASSIMON, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP No. 9.539.448-5, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 033.540.748-09, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; and

MÁRCIO DE ANDRADE SCHETTINI, Brazilian, married, engineer, bearer of the Identity Card (RGSSP/RJ) No. 05.492.490-7, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 662.031.207-15, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

Vice Presidents

ANDRÉ SAPOZNIK, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 21.615.978-7, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 165.085.128-62, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

CAIO IBRAHIM DAVID, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 12.470.390-2, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 101.398.578-85, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; and

CLAUDIA POLITANKI, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 16.633.770-5, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 132.874.158-32, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

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Executive Officers

ALEXSANDRO BROEDEL LOPES, Brazilian, married, accountant, bearer of the Identity Card (RG-SSP/ES) No. 1.215.567, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 031.212.717-09, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

FERNANDO BARÇANTE TOSTES MALTA, Brazilian, divorced, systems analyst, bearer of the Identity Card (RG-IFP/RJ) No. 07.292.860-9, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 992.648.037-34, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

LEILA CRISTIANE BARBOZA BRAGA DE MELO, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 20.187.093-9, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 153.451.838-05, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902;

PAULO SERGIO MIRON, Brazilian, married, accountant and economist, bearer of the Identity Card (RG-SSP/SP) No. 16.191.136-5, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 076.444.278-30, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902;

Officers

ADRIANO CABRAL VOLPINI, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 22.346.052-7, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 162.572.558-21, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

ÁLVARO FELIPE RIZZI RODRIGUES, Brazilian, divorced, lawyer, bearer of the Identity Card (RG-SSP/MG) No. M-6.087.593, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 166.644.028-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902;

ATILIO LUIZ MAGILA ALBIERO JUNIOR, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 23.078.482-3, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 213.021.358-80, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

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EDUARDO HIROYUI MIYAKI, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 50.018.159-7, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 159.822.728-92, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902;

EMERSON MACEDO BORTOLOTO, Brazilian, married, data processing technologist, bearer of the Identity Card (RG-SSP/SP) No. 22.587.899-9, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 186.130.758-60, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902;

GILBERTO FRUSSA, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 16.121.865-9, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 127.235.568-32, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Alfredo Egydio, 3º andar, Parque Jabaquara, CEP 04344-902;

JOSÉ VIRGILIO VITA NETO, Brazilian, divorced, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 28.102.942-8, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 223.403.628-30, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902;

MARCELO KOPEL, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 8.686.694-1, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 059.369.658-13, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

MATIAS GRANATA, Argentinean, married, economist, bearer of the Alien Registration Card (RNE-CGPI/DIREX/DPF) No. V343726-G, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 228.724.568-56, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

RODRIGO LUÍS ROSA COUTO, Brazilian, divorced, business administrator, bearer of the Identity Card (RG-SSP/RS) No. 5060112165, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 882.947.650-15, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

SERGIO MYCHKIS GOLDSTEIN, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 21.311.913-4, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 282.310.718-57, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3400, 4º andar, Itaim Bibi, CEP 04538-132; and

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TATIANA GRECCO, Brazilian, married, civil construction technologist, bearer of the Identity Card (RG-SSP/SP) No. 22.539.046-2, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 167.629.258-63, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 4º andar, Itaim Bibi, CEP 04538-132.

Next, also recorded were expressions of gratitude and congratulations to Messrs. Roberto Egydio Setubal and Marco Ambrogio Crespi Bonomi for their dedication and enormous and important contributions as executives of Itaú Unibanco.

4) To register (i) delivery of documents substantiating compliance with the preliminary conditions for eligibility pursuant to Articles 146 and 147 of Law 6.404/76 and the current regulations, particularly Resolution 4.122/12 of the National Monetary Council (“CMN”) and Article 3 of Instruction 367/02 of the Brazilian Securities and Exchange Commission (“CVM”), including clearance certificates, and all these documents were filed at the company’s head office; and (ii) that the investiture of the elected members shall be formalized as soon as their election is ratified by Central Bank of Brazil (“BACEN”).

5) To register that the General Directors shall have the following specific duties:

5.1. Eduardo Mazzilli de Vassimon will be responsible for structuring the services and establishing the internal and operational norms with respect to the wholesale areas; to the relationship with middle market and large corporate entities including the rendering of banking and investment bank services and the administration and management of third party resources, and the institutional treasury area;

5.2. Márcio de Andrade Schettini will be responsible for structuring the services and establishing the internal and operational norms related to the Commercial Bank, to the relationship with and offers of products and services to the personal and corporate client base encompassing all the retail segmentation levels; and to the insurance and capitalization areas.

6) Pursuant to the rules of CMN, BACEN and CVM, to allocate responsibilities to the officers of the Company as follows:

EDUARDO MAZZILLI DE VASSIMON

Rural Credit Area – CMN Resolution No. 3,556/08;

Investment Portfolio – CMN Resolution No. 2,212/95;

Repurchase Operations – CMN Resolution No. 3,339/06;

Loans and Securities Lending Operations – CMN Resolution No. 3,197/04

Swap Operations – CMN Resolution No. CMN 3,505/07;

Operations conducted with securities in regulated markets – CVM Instruction No. 505/11.

Matters related to the Brazilian Payments System – BACEN Circular No. 3,281/05;

Registration of Credit Assignment Operations – CMN Resolution No. 3,998/11;

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MÁRCIO DE ANDRADE SCHETTINI

Client Information for the National Financial System (SFN) – BACEN Circular No. 3,347/07;

Commercial Portfolio – CMN Resolution No. 2,212/95;

Leasing Portfolio – CMN Resolution No. 2,212/95;

Real Estate Loan Portfolio – CMN Resolution No. 2,212/95;

Credit, Finance and Investment Portfolio – CMN Resolution No. 2,212/95;

Deposit Accounts – CMN Resolution No. 2,078/94;

Foreign Currency Market-Related Operations – CMN Resolution No. 3,568/08;

Registration of Guarantees on Vehicles and Properties – CMN Resolution No. 4,088/12.

ALEXSANDRO BROEDEL LOPES

Accounting Area – CMN Resolution No. 3,198/04;

Updating of Unicad – BACEN Circular No. 3,165/02;

Credit Information System (SCR) – BACEN Circular No. 3,567/11.

LEILA CRISTIANE BARBOZA BRAGA DE MELO

RDR System – BACEN Circular No. 3,729/14.

ADRIANO CABRAL VOLPINI

Prevention and Combating of Money Laundering (Law 9.613/98) and current regulations, further being responsible for evaluating, approving and monitoring the policies, procedures and respective sector compliance programs of the various business units including those located abroad, with respect to the programs for the prevention of money laundering, combating the finance of terrorist practices and for the privacy and security of information, with powers to designate specific areas which are under his responsibility for acting in relation to these competencies.

EDUARDO HIROYUKI MIYAKI

Operational Risk Control – CMN Resolution No. 3,380/06;

Procedures and internal controls related to operations conducted with securities in regulated markets – CVM Instruction No. 505/11.

GILBERTO FRUSSA

Supply of Information – BACEN Circular No. 3,504/10;

Policy of Social and Environmental Responsibility – CMN Resolution No. 4,327/14;

Adequacy of Products, Services and Operations to the Client’s Profile – CVM Instruction No. 539/13;

Institutional Policy of Relationship with clients and users of financial products and services - CMN Resolution No. 4,539/16.

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MARCELO KOPEL

Investor Relations Officer – CVM Instruction No. 480/09.

MATIAS GRANATA

Credit Risk Management - CMN Resolution No. 3,721/09.

RODRIGO LUÍS ROSA COUTO

Verification of Minimum Limits and Standards –BACEN Circular No. 3,398/08;

Verification of RWA amount, PR and Principal Capital – CMN Resolution No. 4,193/13;

Capital Risk Management - CMN Resolution No. 3,988/11.

TATIANA GRECCO

Liquidity Risk Management - CMN Resolution No. 4,090/12;

Market Risk Management - CMN Resolution No. 3,464/07.

(remaining with Matias Granata until his investiture)

7) To establish the composition of the Audit Committee the next annual term of office with duration until the investiture of those elected in the first meeting of the Board subsequent to the Annual General Stockholders’ Meeting of 2018:

(i) to elect as President of the Audit Committee GUSTAVO JORGE LABOISSIÈRE LOYOLA, as qualified below;

(ii) to reelect ANTONIO FRANCISCO DE LIMA NETO, DIEGO FRESCO GUTIERREZ, GERALDO TRAVAGLIA FILHO, MARIA HELENA DOS SANTOS FERNANDES DE SANTANA and ROGÉRIO PAULO CALDERÓN PERES, all qualified below;

(iii) to establish the following composition of the Audit Committee:

President: GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/DF) No. 408.776, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, Jardim América, CEP 01427-000.

Members: ANTONIO FRANCISCO DE LIMA NETO, Brazilian, married, economist, bearer of Identification Card (CRE/11ª Região/DF) No. 5563-8, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 231.877.943-00; DIEGO FRESCO GUTIERREZ, Uruguayan, married, accountant, bearer of the Alien Registration Card (RNE-CGPI/DIREX/DPF) No. V-203.593-3, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 214.970.328-90; GERALDO TRAVAGLIA FILHO, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 3.166.619, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. CPF 573.620.338-34; ROGÉRIO PAULO CALDERÓN PERES, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 05.212.295-5, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 035.248.608-26, all domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9° andar, Parque Jabaquara, CEP 04344-902; and MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 6.578.061-9, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 036.221.618-50, domiciled in, London, United Kingdom, 52 Canary View, 23 Dowells Street, SE10 9DY.

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(iv) to register the submission by the elected member of the documents that support the meeting of prior eligibility conditions provided for in Articles 146 and 147 of Brazilian Corporate Law and in the regulation in force, particularly CMN Resolutions Nos. 3,198/04 and 4,122/12, which shall be filed at the head office, and that his investiture will be formalized as soon as this election is approved by the Central Bank of Brazil.

(v) to register that DIEGO FRESCO GUTIERREZ is the member of the Audit Committee of the Itaú Unibanco Conglomerate who has proven knowledge in the accounting and auditing areas (financial expert);

In relation to the Strategy Committee, Capital and Risk Management Committee, Appointment and Corporate Governance Committee, Related Parties Committee, People Committee and Compensation Committee, to request that the Appointment and Corporate Governance Committee prepare a proposal for their composition, considering the changes to the Board of Directors approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 19, 2017, such proposal to be subsequently approved by this Board of Directors.

CONCLUSION: Once the work was completed, these minutes were drafted, read, approved and signed by all. São Paulo (State of São Paulo), April 27, 2017. (The undersigned) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

MARCELO KOPEL

Investor Relations Officer